UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

GENENCOR INTERNATIONAL, INC.

(Name of the Issuer)

GENENCOR INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
(650) 846-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Keith A. Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction	Amount of filing fee (2)
Valuation (1) $676,053,224	$79,572

(1)	For purposes of calculating fee only. This amount is based upon the purchase of 35,119,648 shares of Common Stock, par value $0.01 per share, of Genencor International, Inc., at a purchase price of $19.25 per share net in cash.

(2)	Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004, is based on a fee rate of $117.70 per million dollars of the Transaction Valuation.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $79,572

Form or Registration No.:  Schedule TO

Filing Party:  Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024

Date Filed:  February 15, 2005

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the Exhibits and Annexes hereto, this "Statement") is being filed by Genencor International, Inc., a Delaware corporation ("Genencor"). Genencor is the subject company. This Statement relates to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and an indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February15, 2005 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(i) to this Statement, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which is filed as Exhibit (a)(1)(ii) to this Statement. Danisco already owns 25 million Shares, or approximately 41.6% of the outstanding Shares, and 485 shares of Genencor's Series A preferred stock, no par value (the "Series A Preferred Stock"), representing 50% of the outstanding shares of Series A Preferred Stock.

The Offer is being made pursuant to an Acquisition Agreement, dated as of January 27, 2005 (the "Acquisition Agreement"), among Danisco, Acquisition Sub and Genencor. Following consummation of the Offer and the satisfaction or waiver of certain conditions, Acquisition Sub will merge with and into Genencor (the "Merger"). Following the Merger, Genencor will continue as the surviving corporation. In the Merger, each of the outstanding Shares (other than Shares held in the treasury of Genencor, or owned by Danisco or Acquisition Sub, or held by Genencor stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $19.25 per Share, net to the seller in cash, or any higher price paid per share in the Offer. A copy of the Acquisition Agreement is filed as Exhibit (d)(1) to this Statement and is incorporated by reference herein in its entirety.

Concurrently with the filing of this Statement, Genencor is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE nr. 2024 have previously filed a Tender Offer Statement on Schedule TO (the "Schedule TO").

Certain sections contained in the Schedule 14D-9 and the Offer to Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Statement concerning Genencor has been supplied by Genencor and all information in, or incorporated by reference in, this Statement concerning Danisco and Acquisition Sub has been supplied by Danisco.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Price Range of Shares; Dividends" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Price Range of Shares; Dividends" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the captions "The Tender Offer — Certain Information Concerning Genencor — Prior Public Offerings" is incorporated herein by reference.

(f)	The information set forth in the Offer to Purchase under the captions "The Tender Offer — Certain Information Concerning Genencor — Prior Stock Purchases" is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)	Genencor, the filing person for this Statement, is the subject company. The information set forth in the Offer to Purchase under the caption "The Tender Offer — Certain Information Concerning Genencor" and in Annex B to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under the captions, "Introduction," and "The Tender Offer" is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under the captions "Special Factors — Certain Agreements Relating to the Tender Offer and the Merger" and "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger — Our Agreement with Eastman" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the caption "Special Factors — Appraisal Rights" and in Annex C ("Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders") thereto is incorporated herein by reference.

(e)	Genencor has not made any provisions in connection with the Offer for its stockholders to access its files or for Genencor to provide counsel or legal advice to its stockholders at Genencor's expense.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer" and the information set forth in Annex A to the Schedule 14D-9 under the heading "Certain Transactions" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the captions "Special Factors — Background of the Offer" and "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under the captions "Special Factors — Background of the Offer" and "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the caption "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	The information set forth in the Offer to Purchase under the captions "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors — Certain Agreements Relating to the Offer and the Merger," "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" and "The Tender Offer — Certain Effects of the Offer on the Market for the Shares" is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a),(b) and (c)	The information set forth in the Offer to Purchase under the captions "Special Factors — Background of the Offer," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the captions "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger," "Special Factors — Appraisal Rights" and "The Tender Offer — Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) and (b)	The information set forth in the Offer to Purchase under the caption "Special Factors — Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger" is incorporated herein by reference.

(c), (d) and (e)	The information set forth in the Offer to Purchase under the captions "Special Factors — Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger," and "The Tender Offer — Certain Conditions of the Offer" is incorporated herein by reference.

(f)	The information set forth in the Offer to Purchase under the caption "Special Factors — Background of the Offer" is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)	The information set forth in the Offer to Purchase under the caption "Special Factors — Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger — Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Source and Amount of Funds" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Source and Amount of Funds" is incorporated herein by reference.

(c)	The following is an estimate of fees and expenses incurred or to be incurred by Genencor in connection with the Offer (excluding fees that may result from pending litigation):

Filing Fees	$0
Financial Advisory Fees	$1,750,000
Legal Fees and Expenses	$1,650,000
Printing costs	$45,000
Total	$3,445,000

(d)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Source and Amount of Funds" is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Purchase under the "Special Factors — Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

(b)	Other than as described under "Special Factors — Certain Agreements Relating to the Offer and the Merger — The Acquisition Agreement" and "Special Factors — Certain Agreements Relating to the Offer and the Merger — The Stock Purchase Agreement" in the Offer to Purchase, which is incorporated herein by reference, no transactions in Shares during the past 60 days have been effected by Genencor or, to the best of Genencor's knowledge, by any executive officer, director, affiliate or subsidiary of Genencor or any pension, profit-sharing or similar plan of Genencor, except that Mr. Bienaimé, Genencor's Chairman, Chief Executive Officer and President, purchased 395 Shares at a price of $13.83 per Share on December 31, 2004 pursuant to Genencor's employee stock purchase plan.

Item 12.	The Solicitation or Recommendation.

(d)	To the best of the knowledge of Genencor, after making reasonable inquiry, each of Genencor's executive officers and directors currently intends to tender all Shares beneficially owned by them as of the date hereof pursuant to the Offer.

(e)	The information set forth in the Offer to Purchase under the captions "Special Factors — Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 13.	Financial Statements.

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

Genencor is also incorporating the following into this Statement by reference:

•	the audited financial statements of Genencor as of and for the two fiscal years ended December 31, 2003 and December 31, 2002 contained in Item 8 of Genencor's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 12, 2004;

•	the unaudited financial statements of Genencor as of and for the quarter and nine months ended September 30, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 8, 2004;

•	the unaudited financial statements of Genencor as of and for the quarter and six months ended June 30, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 6, 2004; and

•	the unaudited financial statements of Genencor as of and for the quarter ended March 31, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 10, 2004.

(b)	The effect of the transaction on Genencor's balance sheet, statement of income, earnings per share and ratio of earnings to fixed charges, and book value per share is not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The description of fees payable to UBS Securities LLC, the Special Committee's financial advisor, in connection with the Offer and the Merger is set forth under "Special Factors - Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger — Opinion of the Special Committee's Financial Advisor — Miscellaneous" in the Offer to Purchase and incorporated herein by reference.

(b)	Neither Genencor nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Genencor's stockholders on its behalf with respect to the Offer or the Merger, except for any solicitations or recommendations that may be made by directors, officers or employees of Genencor, for which they shall receive no additional compensation.

Item 15.	Additional Information.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 15, 2005 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO).

(a)(1)(vii)	Summary Advertisement published February 16, 2005 (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO).

(a)(1)(viii)	Text of Joint Press Release issued by Danisco A/S and Genencor International, Inc. on January 27, 2005 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Danisco A/S on January 27, 2005).

(a)(2)	Schedule 14d-9 Solicitation or Recommendation Materials (incorporated by reference to Schedule 14d-9 filed by Genencor International, Inc. on February 15, 2005).

(a)(5)(i)	Complaint of Ronald Zappolla against Genencor International, Inc., et al., Civil Action No. 1052-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(i) of Schedule TO).

(a)(5)(ii)	Complaint of Mirfred Partners LLC against Genencor International, Inc., et al., Civil Action No. 1053-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(ii) of Schedule TO).

(a)(5)(iii)	Complaint of Dennis Rice against Genencor International, Inc., et al., Civil Action No. 105CV 034734, filed in Superior Court of the State of California, County of Santa Clara on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(iii) of Schedule TO).

(a)(5)(iv)	Complaint of Walter Slobodan against Genencor International, Inc., et al., Civil Action No. 1072-N, filed in the Court of Chancery of the State of Delaware on February 4, 2005 (incorporated by reference to Exhibit (a)(5)(iv) of Schedule TO).

(a)(5)(v)	Complaint of John Baker against Genencor International, Inc. et al. Civil Action No. 105CV 035309, filed in the Superior Court of the State of California, County of Santa Clara on February 8, 2005 (incorporated by reference to Exhibit (a)(5)(v) of Schedule TO).

(a)(5)(vi)	Presentation of Lehman Brothers to the Board of Directors of Genencor International, Inc., dated June 3, 2004.

(a)(5)(vii)	Presentation of Lehman Brothers to the Board of Directors of Genencor International, Inc., dated September 8, 2004.

(a)(5)(viii)	Memo from Genencor International, Inc. to Lehman Brothers dated March 18, 2004.

(b)	Commitment Letter, dated February 4, 2005, from Danske Bank to Danisco A/S (incorporated by reference to Exhibit 99.8 to Schedule 13D filed by Danisco A/S on February 7, 2005).

(c)(1)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated December 22, 2004.

(c)(2)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated January 25, 2005.*

(c)(3)	Presentation of UBS Securities LLC to the Special Committee of the Board of Directors of Genencor International, Inc., dated January 26, 2005.

(c)(4)	Opinion of UBS Securities LLC, dated January 26, 2005 (incorporated by reference to Annex B of Schedule 14d-9 filed by Genencor International, Inc. on February 15, 2005).

(d)(1)	Acquisition Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc. and Genencor International, Inc. (incorporated by reference to Exhibit 2.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).

(d)(2)	Stock Purchase Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc., Eastman Chemical Company and Eastman Chemical Company Investments, Inc. (incorporated by reference to Exhibit (d)(2) to Schedule TO).

(d)(3)(i)	Stockholder Agreement, dated July 25, 2000, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to Genencor International, Inc.'s registration statement on Form S-1 (Registration No. 333-36452) filed on July 26, 2000).

(d)(3)(ii)	First Amendment to Stockholder Agreement, dated February 16, 2001, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.2 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iii)	Second Amendment to Stockholder Agreement, dated November 15, 2002, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.3 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iv)	Third Amendment to Stockholder Agreement, dated April 2, 2003, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer's annual report on Form 10-K for the year ended December 31, 2003).

(d)(3)(v)	Fourth Amendment to Stockholder Agreement, dated January 27, 2005, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C in the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

*	To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

By:	/s/ Jean-Jacques Bienaimé Name: Jean-Jacques Bienaimé Title: Chairman, Chief Executive Officer and President

Dated: February 15, 2005